SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2013 Interim Results, dated August 15, 2013	A-1

2.1	Announcement, dated August 15, 2013	B-1

3.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2013 Interim Dividend, dated August 15, 2013	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 15, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2013 INTERIM RESULTS

•	Operating revenue[1] reached RMB303.1 billion, up 10.4%; Revenue from telecommunications services was RMB284.7 billion, up 6.8%
•	EBITDA of RMB123.7 billion, up 0.5%
•	Profit attributable to equity shareholders of RMB63.1 billion, up 1.5%
•	Total customers exceeded 740 million, up 8.4%
•	Payment of an interim dividend of HK$1.696 per share. The Company’s planned dividend payout ratio for the full year of 2013 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The first six months of 2013 brought positive momentum for the Group’s development, underpinned by China’s economic growth and a robust demand for information and communications services. We also faced a number of challenges, including slower macro-economic growth, more complex competition in the information and communications industry, greater impact from Over The Top (OTT) products on the traditional communications industry, and more intense horizontal competition due to the continued increase in mobile penetration. Against this challenging backdrop, the Group sustained positive trends in its operations and development, and maintained stable performance through embracing its strategic transformation, deepening reform and innovation, and speeding up its development transformation and structural adjustments.

[1]

Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the periods presented.

Financial Results

In the first half of 2013, the Group’s operating revenue maintained steady growth, reaching RMB303.1 billion, up 10.4% over the same period last year. Revenue from telecommunications services was RMB284.7 billion, up 6.8% over the same period last year. Data business sustained favorable growth momentum with revenue of RMB95.4 billion, up 25.5% over the same period last year, and as a percentage of revenue from telecommunications services increased to 33.5%, of which, revenue from wireless data traffic reached RMB47.4 billion, up 62.2% over the same period last year. The revenue structure was further improved. The Group continued to lead the industry in terms of profitability. Profit attributable to equity shareholders increased by 1.5% over the same period last year to RMB63.1 billion, and the margin of profit attributable to equity shareholders2 was 20.8%. EBITDA increased by 0.5% over the same period last year to RMB123.7 billion, with EBITDA margin3 reaching 40.8%.

Business Development

Amidst complex and intense competition, the Group took full advantage of the three major drivers of its operations in existing business, data traffic and corporate customer services, to speed up the reform of its tariff and channel systems while strengthening the building of a corresponding marketing system, and to promote the sound development of its business. In the first half of 2013, the Group achieved notable progress in existing business operations with solid customer scale. The total number of customers exceeded 740 million and the total voice usage volume reached 2,137.6 billion minutes. Data traffic achieved strong growth, of which, wireless data traffic increased by 129.0% over the same period last year, contributing 16.6% to revenue from telecommunications services and becoming a significant element and major driver of revenue growth. Terminal sales showed a significant increase over the same period last year with approximately 66 million TD-SCDMA mobile phones sold in the first six months of 2013. By playing a crucial role in existing business maintenance, data traffic operations and value enhancement, terminal sales greatly supported our market development and competitive response. The Group’s corporate customer business maintained favorable growth momentum, with corporate customer dedicated-lines exceeding 1 million, while revenue derived from communication and informationalization services for corporate customers increased by over 30%.

By adhering to its mantra of “Quality is the lifeline for any telecommunications company” and “Customers are our priority, quality service is our principle”, the Group has constantly enhanced quality and improved services. We have maintained a leading position in customer satisfaction in network quality–voice quality for 2G network continued to perform at a high level while 3G (TD-SCDMA) network quality improved, providing more cities with outstanding coverage and quality. Our 3G terminals also maintained good quality. The Internet traffic on-net rate rose to 85% while the WLAN authentication success rate continued to improve. In order to spur the ongoing transformation of the content and model of our services, we have improved customer service, optimized service procedures and enhanced customer retention. We strengthened the centralized management of Internet complaints and put our Internet Service Center in Luoyang into operation. We also enhanced the management of disreputable information to protect customer rights. With the continued improvement in customer perceptions, the Group remained a leader in customer satisfaction, achieving the lowest complaint rate per millions of customers for three consecutive years within the industry.

[2]	In the first half of 2013, before the Group presents the revenue from sales of products and related cost of products sold separately, margin of profit attributable to equity shareholders was 22.2%.
[3]	In the first half of 2013, before the Group presents the revenue from sales of products and related cost of products sold separately, EBITDA margin was 43.4%.

Strategic Transformation

The Group firmly continued to implement its strategic transformation by deepening Four-Network Coordination, strengthening the ongoing consolidation of our infrastructure resources, and vigorously expanding our mobile Internet business.

The steady development of our Four-Network Coordination, specifically the optimization of traffic allocation, provided strong support to our data traffic operations. We strictly controlled our 2G network investment while maintaining network quality. The Group also advanced its 3G network construction and saw a significant increase in coverage and capacity with the number of 3G base stations reaching 361,000 and network utilization rate reaching 25.0%. We effectively capitalized on our advantage of low cost traffic allocation, with WLAN access points reaching 4.10 million and network utilization rate constantly improving. Meanwhile, we furthered our efforts to fully embrace the development of TD-LTE by initiating the nationwide construction of over 200,000 base stations, to provide continuous coverage for the main metropolitan areas in 100 major cities. Good progress was made in preparing for the commercialization of TD-LTE. At present, TD-LTE terminals and networks have enjoyed exciting accomplishments, with wide support among operators and manufacturers globally.

We enhanced infrastructure build-up to accelerate the formation of our second mover advantage by strengthening the construction of our backbone, metropolitan and international transmission networks, with our international transmission capacity exceeding 1,000 GB. We strengthened our efforts in public Internet construction through our continuous build-up of the CMNet backbone network. We also enhanced our Internet resource sharing mechanism with China Tietong to realize our goal of “One point of access for full resources”. By adhering to our principles of new technology, high standards, product differentiation, and with a focus on investment returns, we capitalized on the synergies with our parent company to effectively develop our broadband business.

We embraced our mobile Internet development strategy of “smart pipes, open platforms, featured services and friendly interfaces”. We have vigorously expanded our business in location-based services (LBS), voice recognition, mobile payment and cloud-based services through the launch of our fully commercialized 12585 LBS and intelligent voice portal “Lingxi”, and the joint launch of mobile payment product “Mobile Wallet” with our partners. The construction and official rollout of “Wireless City” portals enabled us to provide a unified and versatile platform across multiple stations countrywide, and allowed customers to switch to local stations when roaming. We have established an Internet of Things (IOT) company to enhance the support capacity of our IOT specialized network, and to release high quality and reliable IOT products and services. Through producing standardized chips and modules, we have promoted a wider range of applications for IOT.

Reform and Innovation

In the first half of 2013, the Group moved forward with its transformation and innovation through centralized management, operational specialization, market-oriented mechanisms, a flat organization as well as process standardization.

We continued to promote our specialized operations in terminal sales, corporate customer business, international business, IOT, mobile Internet and other areas. In conjunction with trends in the development of smart terminals, we have guided the industry chain to improve quality and reduce cost. Terminal sales recorded an increase in response to our active expansion of social sales channels. Two models of TD-SCDMA smart phones were launched in August under our own brand.

We were dedicated to building an international business network with second mover advantage, providing competitive products in international transmission and businesses. Through negotiation with international operators, we significantly lowered our international roaming charges by launching the new “RMB1/2/3 international roaming tariff scheme” that covers all 242 countries and regions with roaming services, stimulating voice usage while increasing client satisfaction.

We have deepened our centralized operations by proactively building centralized and standardized shared infrastructure and enhancing centralized procurement management. We have established a shared procurement service center and actively promoted reforms to centralize network operation maintenance. In the first six months of 2013, the successive launching of International Information Harbor Phase I and logistics centers for North, Southwest and Northwest China fully utilized our advantage in scale and fulfilled the goal of cost reduction and efficiency enhancement.

Corporate Governance

Abiding by our corporate governance principles of integrity, transparency, openness and high efficiency, the Company pursued best corporate governance practices by strictly following the requirements under the Listing Rules. We continued to improve our legal risk management system and thereby, strengthened the legal support for our innovative developments and organizational reform. Furthermore, we reinforced a strict code of conduct at both the managerial and employee levels. We also improved our internal audit and control system by focusing on key operational risks, and continuing to strengthen the audit and supervision on key areas such as procurement, collaborative business and major decision-making processes. Through constructing and refining our risk control system, we enhanced our management in high risk areas and key processes to ensure orderly, safe and efficient operations.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In the first half of 2013, we actively implemented a strategy of sustainable development which enabled us to integrate social responsibility in our day-to-day operations. We are committed to safeguarding our communications networks and information security by upholding our dedication to the promotion of reliable emergency communications services. In the event of disasters such as earthquakes, we activated our contingency plan in the first instance, and acted swiftly and effectively to restore communications systems and provide support services. We further deepened the “Green Action Plan” focusing on energy saving and emissions reduction through the promotion of proven technologies and the innovation in energy-saving applications. We aim to achieve a reduction in power consumption per unit of business by 15% in 2013. Through our China Mobile Charity Foundation, we continued our efforts in philanthropic activities with a focus on our “Heart Caring Campaign” and “Blue Dream Educational Aid Plan”. Under the “Heart Caring Campaign”, we have already treated 1,012 children in poverty with congenital heart disease. Education support projects under “Blue Dream Educational Aid Plan” continued to progress in a sustainable manner, including the training for secondary and elementary school principals in rural Central and Western China, as well as the construction of libraries and multimedia classrooms.

Director Appointment

On 30 May 2013, as proposed by the Nomination Committee of the Company and as reviewed and approved by the Board, Mr. Paul Chow Man Yiu was appointed as an independent non-executive director as well as a member of the Audit Committee of the Company. Mr. Chow was an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited. Mr. Chow also served as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited. The Company firmly believes that Mr. Chow’s extensive experience and valuable expertise will be of great benefit to the Company. On behalf of the Company, I take this opportunity to welcome him as a member of the Board.

Awards and Recognition

Our efforts have continued to be recognized. In 2013, our ranking in Forbes Magazine’s “Global 2000” List improved from 31st to 29th. The China Mobile brand was named one of the “BRANDZ™ Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the eighth consecutive year, ranking 10th among all companies considered and 1st among all Chinese brands. Our brand value increased by 18% compared to last year. In the first half of 2013, Moody’s and Standard & Poor’s kept our corporate credit ratings equivalent to China’s sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable respectively.

Dividends

In view of the Group’s continued stable operating results in the first six months of 2013, and taking into consideration its long-term future development, based on the dividend payout guidance for the full year of 2013, the Board declared an interim dividend of HK$1.696 per share for the six months ended 30 June 2013.

The Board is of the view that the Company’s good profitability and steady cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

Future Outlook

China’s continued policy to increase internal demand and boost domestic consumption, as well as the proposed promotion of information consumption, provides us with broad prospects for future development. The government encourages proprietary technological innovation and fully supports TD-LTE as a new generation of wireless broadband technology, which will help speed up its industrialization, commercialization and internationalization. With the ICT industry entering into a phase of social integration, a new industry landscape of communications connectivity, capacity and resources, and application and information services is forming. All these factors have brought us new opportunities for development.

Meanwhile, the information and communications sector is experiencing a major transformation and a new industry landscape is quickly emerging. The growth model of telecommunication operators continues to be impacted, causing revenues from traditional business to fall. Competition among communications operators is intensifying with the rising saturation in the communications market. There is also a growing substitution effect brought on by the Internet business, causing more intense cross-sector competition. These challenges pose a threat to the Group’s market position and an increasing downward pressure on its development. Currently embedded in the strategic transformation phase, the Group is experiencing growing demand in resource allocation and increasing pressure on short to medium term profitability.

The Group’s development is currently in a critical period of transformation and solidification, and is presented with a distinct strategic opportunity. Facing such challenges and opportunities, we will focus on our strategic vision of “Mobile Changes Life”, do our utmost to expand our market share in daily life services and information services, and continue the pursuit of strategic transformation, reform and innovation, and healthy development. We aim to enhance overall capacity and capabilities in network, marketing, management, and personnel execution. We will further promote the Four-Network Coordination and increase capacity in infrastructure resources. We will also enhance our capabilities in developing specialized mobile Internet products and services. By fully capitalizing on our three major drivers of operations in existing business, data traffic and corporate customer services, we will redeploy our resources and enhance business innovation while maintaining a cost effective operation to further promote our strategic transformation and sustainable growth.

We also continue to look for appropriate investment opportunities in an active but cautious manner, striving to grow our presence among a broader market.

We will persevere and strive to create value for investors.

Xi Guohua

Chairman

15 August 2013, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2013 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in its 2013 Interim Report.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2013

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2013	2012
	Note	Million	Million

Operating revenue (Turnover)
Revenue from telecommunications services	5	284,671	266,530
Revenue from sales of products and others	5	18,433	7,937

		303,104	274,467

Operating expenses
Leased lines		8,857	4,208
Interconnection		12,833	12,298
Depreciation		52,223	49,652
Personnel		16,534	15,134
Selling expenses	5	40,625	38,344
Cost of products sold	5	30,601	18,384
Other operating expenses		70,007	63,081

		231,680	201,101

Profit from operations		71,424	73,366
Non-operating net income		387	244
Interest income		7,324	5,916
Finance costs		(167)	(221)
Share of profit of associates		3,308	2,867
Share of profit of a jointly controlled entity		—	1

Profit before taxation	6	82,276	82,173
Taxation	7	(19,095)	(19,933)

PROFIT FOR THE PERIOD		63,181	62,240

Other comprehensive income for the period that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas entities		(67)	31
Share of other comprehensive income of associates		16	289

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		63,130	62,560

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2013

(Expressed in Renminbi (“RMB”))

			Six months ended 30 June
			2013		2012
	Note		Million		Million

Profit attributable to:
Equity shareholders of the Company				63,128		62,202
Non-controlling interests				53		38

PROFIT FOR THE PERIOD				63,181		62,240

Total comprehensive income attributable to:
Equity shareholders of the Company				63,078		62,522
Non-controlling interests				52		38

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD				63,130		62,560

Earnings per share – Basic	9	(a)	RMB	3.14	RMB	3.10

Earnings per share – Diluted	9	(b)	RMB	3.10	RMB	3.06

EBITDA (RMB million)[1]				123,687		123,051

Details of dividends to equity shareholders of the Company are set out in note 8.

[1]

The Company defines EBITDA as profit for the period, before taxation, share of profit of a jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2013

(Expressed in Renminbi (“RMB”))

		As at 30 June 2013	As at 31 December 2012
	Note	Million	Million

Non-current assets
Property, plant and equipment	10	421,776	430,509
Construction in progress	10	68,977	55,507
Land lease prepayments		14,604	14,244
Goodwill		36,894	36,894
Other intangible assets		1,118	924
Interest in associates	11	50,979	48,343
Interest in a jointly controlled entity		—	6
Deferred tax assets		17,832	13,544
Restricted bank deposits	12	6,320	5,418
Other financial assets		127	127

		618,627	605,516

Current assets
Inventories		7,602	7,195
Accounts receivable	13	14,680	11,722
Other receivables	14	9,730	8,605
Prepayments and other current assets	14	15,742	15,913
Amount due from ultimate holding company	15	144	102
Tax recoverable		60	153
Bank deposits	16	385,601	331,997
Cash and cash equivalents	17	66,013	70,906

		499,572	446,593

Current liabilities
Accounts payable	18	119,829	123,896
Bills payable		1,084	1,159
Deferred revenue		70,009	57,988
Accrued expenses and other payables		127,902	103,774
Amount due to ultimate holding company	15	55	39
Amount due to immediate holding company		16	16
Obligations under finance leases		68	68
Current taxation		10,233	10,856

		329,196	297,796

Net current assets		170,376	148,797

Total assets less current liabilities carried forward		789,003	754,313

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2013

(Expressed in Renminbi (“RMB”))

	Note	As at 30 June 2013 Million	As at 31 December 2012 Million

Total assets less current liabilities brought forward		789,003	754,313

Non-current liabilities
Interest-bearing borrowings	19	(28,621)	(28,619)
Deferred revenue, excluding current portion		(344)	(334)
Deferred tax liabilities		(60)	(51)

		(29,025)	(29,004)

NET ASSETS		759,978	725,309

CAPITAL AND RESERVES
Share capital	20	2,142	2,142
Reserves		755,943	721,305

Total equity attributable to equity shareholders of the Company		758,085	723,447
Non-controlling interests		1,893	1,862

TOTAL EQUITY		759,978	725,309

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2013

(Expressed in Renminbi (“RMB”))

	Attributable to equity shareholders of the Company
	Share capital Million	Share premium Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC statutory reserves Million	Retained profits Million	Total Million	Non- controlling interests Million	Total equity Million

As at 1 January 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419
Changes in equity for the six months ended 30 June 2012:

Profit for the period	—	—	—	—	—	—	62,202	62,202	38	62,240
Other comprehensive income	—	—	289	—	31	—	—	320	—	320

Total comprehensive income for the period	—	—	289	—	31	—	62,202	62,522	38	62,560

Dividends to equity shareholders (note 8(b))	—	—	—	—	—	—	(28,583)	(28,583)	—	(28,583)
Shares issued under share option scheme (note 20)	2	510	(13)	—	—	—	—	499	—	499
Transfer to PRC statutory reserves	—	—	—	—	—	9	—	9	—	9
Non-controlling interests of a new subsidiary	—	—	—	—	—	—	—	—	400	400

As at 30 June 2012	2,142	387,139	(291,951)	72	(1,452)	179,245	408,316	683,511	1,793	685,304

As at 1 January 2013	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309
Changes in equity for the six months ended 30 June 2013:

Profit for the period	—	—	—	—	—	—	63,128	63,128	53	63,181
Other comprehensive income	—	—	16	—	(66)	—	—	(50)	(1)	(51)

Total comprehensive income for the period	—	—	16	—	(66)	—	63,128	63,078	52	63,130

Dividends to equity shareholders (note 8(b))	—	—	—	—	—	—	(28,460)	(28,460)	(21)	(28,481)
Shares issued under share option scheme (note 20)	—	17	(5)	—	—	—	—	12	—	12
Transfer to PRC statutory reserves	—	—	—	—	—	8	—	8	—	8

As at 30 June 2013	2,142	387,200	(292,257)	72	(1,555)	211,618	450,865	758,085	1,893	759,978

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2013

(Expressed in Renminbi (“RMB”))

	Six months ended 30 June
	2013 Million	2012 Million

Net cash generated from operating activities	125,206	128,810

Net cash used in investing activities	(101,564)	(90,899)

Net cash used in financing activities	(28,521)	(27,791)

Net (decrease)/increase in cash and cash equivalents	(4,879)	10,120

Cash and cash equivalents as at 1 January	70,906	86,259

Effect of changes in foreign exchange rate	(14)	26

Cash and cash equivalents as at 30 June	66,013	96,405

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

The principal activities of China Mobile Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) are the provision of mobile telecommunications and related services in Mainland China and in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”). The Company’s ultimate holding company is China Mobile Communications Corporation (“CMCC”).

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22 October 1997.

The unaudited condensed consolidated interim financial information was approved for issuance on 15 August 2013.

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

2	BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2012 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2013.

The Group’s unaudited consolidated interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2012. The unaudited condensed consolidated interim financial information and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

3	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2012.

The following new and amended standards are mandatory for the first time for the financial year beginning 1 January 2013 and are applicable for the Group:

IAS/HKAS 1 (amendments), Presentation of Financial Statements

IFRS/HKFRS 10, Consolidated Financial Statements

IFRS/HKFRS 11, Joint Arrangements

IFRS/HKFRS 12, Disclosure of Interests in Other Entities

IFRS/HKFRS 13, Fair Value Measurement

IAS/HKAS 27 (revised), Separate Financial Statements

IAS/HKAS 28 (revised), Investments in Associates and Joint Ventures

IAS/HKAS 19 (revised), Employee Benefits

Annual Improvements to IFRSs/HKFRSs 2009–2011 Cycle

IFRS/HKFRS 7, Financial instruments: Disclosures

The adoption of the above new and amended standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2013 and have not been early adopted by the Group. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China (for the purpose of preparing the unaudited condensed consolidated interim financial information, Mainland China refers to the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan). The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

5	OPERATING REVENUE (TURNOVER)

	Six months ended 30 June
	2013 Million	2012 Million

Revenue from telecommunications services
Voice services	175,072	177,128
Data services	95,388	75,985
Others	14,211	13,417

	284,671	266,530
Revenue from sales of products and others	18,433	7,937

	303,104	274,467

Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the periods presented.

6	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2013 Million	2012 Million

Impairment loss for doubtful accounts	2,372	2,466
Amortization of other intangible assets	40	33
Operating lease charges
– land and buildings	5,085	4,404
– leased lines	8,857	4,208
– others	1,629	1,540
Contributions to defined contribution retirement plans	1,852	1,641

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

7	TAXATION

			Six months ended 30 June
			2013	2012
	Note		Million	Million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i	)	94	128
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii	)	23,280	23,590

			23,374	23,718

Deferred tax
Origination and reversal of temporary differences	(iii	)	(4,279)	(3,785)

			19,095	19,933

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2013 (for the six months ended 30 June 2012: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2013 (for the six months ended 30 June 2012: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2012: 15% to 24%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

8	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2013	2012
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.696 (equivalent to approximately RMB1.351) (2012: HK$1.633 (equivalent to approximately RMB1.331)) per share	27,156	26,758

The 2013 ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.79655, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 June 2013. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2013.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

8	DIVIDENDS (CONTINUED)

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2013	2012
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.778 (equivalent to approximately RMB1.442) (2012: HK$1.747 (equivalent to approximately RMB1.416)) per share	28,460	28,583

9	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2013 is based on the profit attributable to equity shareholders of the Company of RMB63,128,000,000 (for the six months ended 30 June 2012: RMB62,202,000,000) and the weighted average number of 20,100,659,184 shares (for the six months ended 30 June 2012: 20,081,929,283 shares) in issue during the six months ended 30 June 2013.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2013 is based on the profit attributable to equity shareholders of the Company of RMB63,128,000,000 (for the six months ended 30 June 2012: RMB62,202,000,000), and the weighted average number of 20,343,371,214 shares (for the six months ended 30 June 2012: 20,334,901,906 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2013 Number of shares	2012 Number of shares

Weighted average number of shares	20,100,659,184	20,081,929,283
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	242,712,030	252,972,623

Weighted average number of shares (diluted)	20,343,371,214	20,334,901,906

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

10	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2013, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB57,857,000,000 (for the six months ended 30 June 2012: RMB57,829,000,000).

(b)	Write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB836,000,000 were written off during the six months ended 30 June 2013 (for the six months ended 30 June 2012: RMB1,612,000,000).

11	INTEREST IN ASSOCIATES

On 24 April 2013, China Mobile Communication Company Limited, a wholly-owned subsidiary of the Company, completed the subscription of 70,273,935 ordinary shares of ANHUI USTC IFLYTEK Co. Ltd (“Anhui USTC”), representing 15% of the total issued and outstanding shares of Anhui USTC. Anhui USTC is a listed company in Shenzhen Stock Exchange which primarily engages in Chinese speech and language technology industry. The cash consideration for the investment was approximately RMB1,363,000,000. Upon completion of the subscription, the Group has the right to appoint a director for Anhui USTC. Accordingly, the Group recognized the investment as interest in associate considering the Group can exercise significant influence on Anhui USTC.

12	RESTRICTED BANK DEPOSITS

			As at 30 June 2013	As at 31 December 2012
	Note		Million	Million

Restricted bank deposits
– Statutory deposit reserves	(i	)	6,161	5,296
– Pledged bank deposits	(ii	)	159	122

			6,320	5,418

(i)	The statutory deposit reserves are deposited by China Mobile Finance Company Limited with the People’s Bank of China (“PBOC”) as required, which are not available for use in its daily operations.

(ii)	Pledged bank deposits relate to the performance bonds issued by banks in favor of the Office of the Communication Authority (formerly “the Office of the Telecommunications Authority”) of Hong Kong, to secure China Mobile Hong Kong Company Limited’s due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

13	ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Within 30 days	8,694	7,696
31–60 days	2,333	1,606
61–90 days	1,304	882
Over 90 days	2,349	1,538

	14,680	11,722

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

14	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits, and rental deposits, which are mainly expected to be recovered within one year.

Prepayments and other current assets primarily consist of rental prepayments.

15	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand, and arose in the ordinary course of business.

16	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

17	CASH AND CASH EQUIVALENTS

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Bank deposits with original maturity within three months	15,396	14,457
Cash at banks and in hand	50,617	56,449

	66,013	70,906

18	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Due within 1 month or on demand	91,909	102,676
Due after 1 month but within 3 months	9,139	6,847
Due after 3 months but within 6 months	7,179	5,554
Due after 6 months but within 9 months	5,277	4,176
Due after 9 months but within 12 months	6,325	4,643

	119,829	123,896

All of the accounts payable are expected to be settled within one year or are repayable on demand.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

19	INTEREST-BEARING BORROWINGS

			As at 30 June 2013	As at 31 December 2012
	Note		Million	Million

Bonds	(i	)	4,988	4,986
Deferred consideration payable	(ii	)	23,633	23,633

			28,621	28,619

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i)	As at 30 June 2013, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”) issued by China Mobile Group Guangdong Co., Ltd., a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	The deferred consideration payable represents the balance of RMB9,976,000,000 and RMB13,657,000,000 due to the immediate holding company in respect of the acquisition of subsidiaries in 2002 and 2004 with initial amount of US$2,800,000,000 and US$1,650,000,000, respectively. The balances are due on 1 July 2017 and 1 July 2019, respectively, payable in RMB at pre-determined exchange rates.

The deferred considerations are unsecured and bear interest at the rate of two-year US dollar LIBOR swap rate per annum (for the six months ended 30 June 2013: 0.560% to 0.644% per annum; for the six months ended 30 June 2012: 1.123% to 1.238% per annum) and such interest is paid semi-annually. The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

Deferred consideration liabilities are measured at amortized cost. The arrangement to settle the US$ denominated payable in RMB at pre-determined exchange rate is a derivative. The net effect of translating the US$ payable into RMB at closing rate and revaluating the derivative liability at fair value has no significant impact on the condensed interim financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

20	SHARE CAPITAL

Issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million

As at 1 January 2013	20,100,340,600	2,010	2,142
Shares issued under share option scheme	626,700	—	—

As at 30 June 2013	20,100,967,300	2,010	2,142

The outstanding options were as follows:

	Number of instruments
	As at 30 June 2013	As at 31 December 2012	Vesting conditions	Contractual life of options

Options granted to directors

– on 28 October 2004	473,175	473,175	40% one year from the date of grant	10 years
			30% two years from the date of grant
			30% three years from the date of grant

– on 8 November 2005	2,881,500	2,881,500	40% one year from the date of grant	10 years
			30% two years from the date of grant
			30% three years from the date of grant

Options granted to other employees

– on 28 October 2004	114,895,095	115,416,275	40% one year from the date of grant	10 years
			30% two years from the date of grant
			30% three years from the date of grant

– on 21 December 2004	475,000	475,000	40% one year from the date of grant	10 years
			30% two years from the date of grant
			30% three years from the date of grant

– on 8 November 2005	268,459,879	268,565,399	40% one year from the date of grant	10 years
			30% two years from the date of grant
			30% three years from the date of grant

Total share options	387,184,649	387,811,349

No share options were granted to the directors of the Company or other employees of the Group or lapsed during the six months ended 30 June 2013 and 2012.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

20	SHARE CAPITAL (CONTINUED)

During the six months ended 30 June 2013, the directors and other employees of the Group exercised options to subscribe for nil and 626,700 ordinary shares of the Company, respectively (for the six months ended 30 June 2012: 7,000 and 26,705,974 ordinary shares respectively).

Details of share options exercised during the six months ended 30 June 2013:

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options

28 October 2004	HK$	22.75	HK$	84.85	HK$	11,856,845	521,180

8 November 2005	HK$	34.87	HK$	84.50	HK$	3,679,482	105,520

							626,700

21	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the six months ended 30 June 2013 and 2012. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Listing Rules.

		Six months ended 30 June
		2013	2012
	Note	Million	Million

Telecommunications services revenue	(i)	770	862
Telecommunications services charges	(i)	1,054	503
Property leasing and management services charges	(ii)	347	322
Interest paid/payable	(iii)	53	107
Interconnection revenue	(iv)	116	123
Interconnection charges	(iv)	248	238
Network assets leasing revenue	(iv)	48	28
Network assets leasing charges	(iv)	4,672	929
Network capacity leasing charges	(v)	1,784	1,011
Revenue derived from cooperation of telecommunications services	(vi)	225	141
Charges for cooperation of telecommunications services	(vi)	986	757

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

21	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group

Notes:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation, and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(iii)	The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to CMCC Group in respect of interconnection settlement and network assets leasing revenue and charges.
(v)	The amount represents the leasing fees paid/payable to CMCC Group including the leasing of TD-SCDMA network capacity. On 29 December 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group’s TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease term. As a result, the Group does not bear the risks associated with the ownership of the TD-SCDMA network assets and accordingly, the Group accounts for the TD-SCDMA network capacity lease as an operating lease.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

21	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to the immediate holding company, are included in the following accounts captions summarized as follows:

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Accounts receivable	1,162	921
Other receivables	3	2
Prepayments and other current assets	33	46
Accounts payable	5,300	2,276
Accrued expenses and other payables	109	157

(c)	Transactions with associates

The Group has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates are as follows:

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Bank deposits	38,841	29,089

		Six months ended 30 June
		2013	2012
	Note	Million	Million

Interest income	(i)	600	359
Mobile telecommunications services fees	(ii)	31	23
Dividend income		2,052	1,120

Notes:

(i)	Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

21	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (note 21(a)) and associates (note 21(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	purchasing of goods, including use of public utilities

•	placing of bank deposits

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

22	FAIR VALUES

All financial instruments are carried at amounts not materially different from their fair values as at balance sheet date except as follows:

	As at 30 June 2013		As at 31 December 2012
	Carrying amount Million	Fair value Million	Carrying amount Million	Fair value Million

Interest in associates	50,979	34,137	48,343	37,008
Interest-bearing borrowings – bonds	4,988	4,890	4,986	4,908

The fair value of investment in associates and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs. The management has determined that there was no impairment of the Group’s interest in associates for the periods ended 30 June 2013 and 31 December 2012.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

23	COMMITMENTS

(a)	Capital commitments

The Group had capital commitments as follows:

	As at 30 June 2013	As at 31 December 2012
	Million	Million

Commitments in respect of land and buildings
– authorized and contracted for	8,677	8,043
– authorized but not contracted for	26,158	30,903

	34,835	38,946

Commitments in respect of telecommunications equipment
– authorized and contracted for	22,641	23,150
– authorized but not contracted for	123,530	150,382

	146,171	173,532

Total commitments
– authorized and contracted for	31,318	31,193
– authorized but not contracted for	149,688	181,285

	181,006	212,478

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	Million	Million	Million	Million

As at 30 June 2013
Within one year	7,327	8,986	779	17,092
After one year but within five years	15,133	2,982	650	18,765
After five years	4,744	619	72	5,435

	27,204	12,587	1,501	41,292

As at 31 December 2012
Within one year	6,836	3,758	1,032	11,626
After one year but within five years	14,886	4,161	970	20,017
After five years	4,484	1,035	70	5,589

	26,206	8,954	2,072	37,232

24	POST BALANCE SHEET EVENT

After the balance sheet date, the directors declared an ordinary interim dividend. Further details are disclosed in note 8(a).

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Pressure on earnings increased for a considerable period of time in light of accelerated Four-Network Coordination

In the first half of 2013, in order to capitalize on the rapid growth momentum of the mobile Internet business, effectively support the business structure transformation and proactively strengthen the network resources reserve, the Group building on its sound capital planning accelerated the Four-Network Coordination and increased investment in network construction rationally. This helped the Group consolidate its leading position in the 2G network, steadily promote the 3G and WLAN network construction and gain an early advantage in the evolving 4G network market. The Group’s capital expenditure for the first half of 2013 was RMB57.0 billion, representing 20.0% of revenue from telecommunications services, and was funded primarily by cash generated from operations.

In consideration with the network expansion, there will be corresponding increases in non-elastic asset costs such as depreciation. The Group will thus face increased pressure on earnings for a considerable period of time. The Group is committed to pursuing rational investment, promoting centralized construction and closely monitoring the cost-effectiveness of capital expenditure, with a view to maintaining a balance between the Group’s long-term competitiveness and short- to mid-term operating results.

2.	Resolute focus on refined cost management and endeavored to enhance the sustainable development capabilities

The Group’s operating expenses for the first half of 2013 totaled RMB231.7 billion, representing an increase of 15.2% over the same period last year and accounted for 76.4% of the operating revenue. Faced with various challenges including the increasingly complicated competitive landscape and the rising proportion of non-elastic costs, the Group adhered to the cost-effective resource allocation principle of “forward-looking planning, effective resource allocation, rational investment and refined management”, focused on the three major drivers of its operations in existing business, data traffic and corporate customer services, further optimized the refined cost management and endeavored to enhance its sustainable development capabilities.

In order to promote the development of data traffic operations and improve the data traffic dredge from 2G network to 3G and WLAN, the Group achieved significant results by rationally increasing efforts in terminal sales and marketing, utilizing a variety of marketing resources including subsidies and channels commissions to promote the sales of TD terminals, especially TD smart phones. In the first half of 2013, the Group sold approximately 66 million TD-SCDMA mobile phones, representing an increase by approximately 1.5 times compared with the same period last year.

In relation to personnel expenses, the Group continued to enhance effective personnel management and incentive mechanisms. In order to support the needs of business development and transformation, the Group further strengthened its personnel capabilities. As at 30 June 2013, the total number of employees of the Group was approximately 188,000. Personnel expenses for the first half of 2013 were RMB16.5 billion, representing 5.5% of the operating revenue. The Group implemented strict management and control over its non-operation related expenses with efforts on reducing administration and management expenses through streamlining conference and business travel activities and enhancing cost benchmarking measures, and fostered a favorable cost optimization culture.

3.	Continued to maintain steady cash flow and sound capital structure

The Group maintained its steady cash flow as a result of its stable and favorable growth in business operations and revenue, refined cost control and the continuous effect of economies of scale. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) of the Group was RMB68.2 billion for the six months ended 30 June 2013. As of 30 June 2013, the Group’s total cash and bank balances were RMB457.9 billion, of which 99.2%, 0.2% and 0.6% were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively.

As of 30 June 2013, the Group’s debt to capitalization ratio (with capitalization representing the sum of total debt and total shareholders’ equity value) was approximately 3.8%, and the borrowings of the Group totaled RMB29.8 billion. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 20.6% was in RMB, and 79.4% was in U.S. dollar (representing the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). 79.6% of the Group’s borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was 1.16% in the first half of 2013.

The Group will consistently uphold prudent financial principles and strictly monitor and control financial risks in order to maintain a steady cash flow generating capability and to preserve and enhance value. In addition, the group will focus on scientific resource allocation, maintain a solid capital structure, and reinforce and develop favorable economic benefits in order to continuously create value for its shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2013, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2013.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2013, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as amended. All directors have confirmed, following enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2013 to 30 June 2013.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2013 of HK$1.696 per share (before withholding and payment of PRC enterprise income tax) (the “2013 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 9 September 2013 to Wednesday, 11 September 2013 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2013 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 6 September 2013. The 2013 Interim Dividend will be paid on or about Monday, 30 September 2013 to those shareholders on the register of members on Wednesday, 11 September 2013 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2013 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2013 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2013 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2013 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 6 September 2013.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward- looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2013 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http:// www.chinamobileltd.com.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

INCREASE OF ANNUAL CAPS FOR CONTINUING

CONNECTED TRANSACTIONS

AND

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Increase of Annual Cap for the 2011–2013 Property Leasing Agreement for the year ending 31 December 2013

The annual cap for the rental and property management service charges payable by the Group to CMCC and its subsidiaries for the year ending 31 December 2013 under the 2011–2013 Property Leasing Agreement is RMB1,000 million (equivalent to approximately HK$1,255 million). In accordance with the Company’s development strategies, the Group has since 2011 established certain subsidiaries, branches and entities with specific purposes and these entities need to rent from CMCC and its subsidiaries various properties for use as retail outlets and business premises and need CMCC and its subsidiaries to provide property management services in relation to the properties. Also, in recent years, the PRC property market recorded rapid growth resulting in increasing rental prices. Therefore, the Board concluded that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Property Leasing Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Property Leasing Agreement shall be increased to RMB1,500 million (equivalent to approximately HK$1,883 million).

Increase of Annual Cap for the 2011–2013 Telecommunications Services Agreement for the year ending 31 December 2013

The annual cap for the charges payable by the Group to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement for the year ending 31 December 2013 is RMB3,000 million (equivalent to approximately HK$3,765 million). In order to obtain the network resources to satisfy the demand of operating a full-service business, the Group has strengthened its cooperation with CMCC and its subsidiaries, resulting in the increase in construction work for specific connection to the basic fixed-line network and therefore the amount of construction and assembly charges as well as maintenance fees that the Group shall pay will increase. Accordingly, the Board concluded that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Telecommunications Services Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Telecommunications Services Agreement shall be increased to RMB3,500 million (equivalent to approximately HK$4,393 million).

Increase of Annual Cap for the Network Assets Leasing Agreement for the year ending 31 December 2013

The annual cap for the assets leasing fees payable by the Group to CMCC and its subsidiaries for the year ending 31 December 2013 under the Network Assets Leasing Agreement is RMB8,000 million (equivalent to approximately HK$10,040 million). In order to satisfy the Company’s business demand, the Company has increased the extent and scope of network operating assets leased from CMCC and its subsidiaries, resulting in a substantial increase in the assets leasing fees payable by the Group. Accordingly, the Board concluded that the annual cap of RMB8,000 million (equivalent to approximately HK$10,040 million) for the year ending 31 December 2013 in respect of the Network Assets Leasing Agreement will not be sufficient and has decided that the annual cap for the year ending 31 December 2013 in respect of the Network Assets Leasing Agreement shall be increased to RMB13,000 million (equivalent to approximately HK$16,315 million).

Renewal of Continuing Connected Transactions

The Board announces that on 15 August 2013:

(i)	the Company and CMCC entered into the 2014–2016 Property Leasing Agreement for a term of three years commencing on 1 January 2014, to govern the continuing connected transactions between the parties relating to properties leasing and provision of property management services previously governed by the 2011–2013 Property Leasing Agreement;

(ii)	the Company and CMCC entered into the 2014–2016 Telecommunications Services Agreement for a term of three years commencing on 1 January 2014, to govern the continuing connected transactions between the parties relating to the provision of telecommunications services previously governed by the 2011–2013 Telecommunications Services Agreement;

(iii)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2014;

(iv)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014;

(v)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2014; and

(vi)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014.

Annual caps for the transactions contemplated under the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) for the years ending 31 December 2014, 2015 and 2016 are set out as follow:

For the Year Ending 31 December
	2014	2015	2016

2014–2016 Property Leasing Agreement – rental and property management service charges payable by the Group to CMCC and its subsidiaries	RMB2,000 million (approximately HK$2,510 million)	RMB2,200 million (approximately HK$2,761 million)	RMB2,400 million (approximately HK$3,012 million)

2014–2016 Telecommunications Services Agreement – telecommunications service charges payable by the Group to CMCC and its subsidiaries	RMB5,000 million (approximately HK$6,275 million)	RMB6,000 million (approximately HK$7,530 million)	RMB7,000 million (approximately HK$8,785 million)

2014–2016 Telecommunications Services Agreement – telecommunications service charges receivable by the Group from CMCC and its subsidiaries	RMB2,300 million (approximately HK$2,887 million)	RMB2,200 million (approximately HK$2,761 million)	RMB2,200 million (approximately HK$2,761 million)

For the Year Ending 31 December
	2014	2015	2016

Telecommunications Services Cooperation Agreement – charges payable by the Company for the services to be provided by CMCC and its operating subsidairies	RMB5,000 million (approximately HK$6,275 million)	N/A	N/A

Telecommunications Services Cooperation Agreement – charges receivable by the Company for the services provided by the Group to CMCC and its subsidiaries	RMB1,200 million (approximately HK$1,506 million)	N/A	N/A

Network Capacity Leasing Agreement – leasing fees payable by the Company to CMCC	RMB8,500 million (approximately HK$10,668 million)	N/A	N/A

Tripartite Agreement – settlement charges payable by the Company to TieTong	RMB800 million (approximately HK$1,004 million)	N/A	N/A

Network Assets Leasing Agreement – leasing fees payable by the Company to CMCC and its subsidiaries	RMB14,600 million (approximately HK$18,323 million)	N/A	N/A

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps (as adjusted) for the amounts payable by the Company under the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement and the Network Assets Leasing Agreement, and in respect of the annual caps for the amounts payable or receivable by the Company under each of the 2014–2016 Telecommunications Services Agreement and the Telecommunications Services Cooperation Agreement (as renewed) and in respect of the annual caps for the amounts payable by the Company under each of the 2014–2016 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcements requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Reference is made to the announcements dated 21 December 2010 and 18 August 2011 of the Company where the Company announced that the Company had entered into two agreements with CMCC, namely (i) the 2011–2013 Property Leasing Agreement with a term of three years commencing on 1 January 2011; and (ii) the 2011–2013 Telecommunications Services Agreement with a term of three years commencing on 1 January 2011, and the relevant annual caps (as revised) for the transactions under the 2011–2013 Property Leasing Agreement and the 2011–2013 Telecommunications Services Agreement. Reference is also made to the announcement dated 12 December 2012 where the Company announced, among others, that (i) the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2013, (ii) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2013, (iii) the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2013, and (iv) the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2013, and the relevant annual caps for the transactions under the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement, the Tripartite Agreement and the Network Assets Leasing Agreement in respect of the year ending 31 December 2013.

Increase of Annual Cap for the 2011–2013 Property Leasing Agreement for the year ending 31 December 2013

Pursuant to the 2011–2013 Property Leasing Agreement, the Company rents from CMCC various properties for use as business premises and offices, retail outlets and machinery rooms of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement. In addition, if the Company so requests, CMCC and its subsidiaries will also provide property management services in relation to the properties owned by the Group. The properties rented under the 2011–2013 Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The annual cap for the rental and property management service charges payable by the Group to CMCC and its subsidiaries for the year ending 31 December 2013 under the 2011–2013 Property Leasing Agreement is RMB1,000 million (equivalent to approximately HK$1,255 million). In accordance with the Company’s development strategies, the Group has since 2011 established certain subsidiaries, branches and entities with specific purposes and these entities need to rent from CMCC and its subsidiaries various properties for use as retail outlets and business premises and need CMCC and its subsidiaries to provide property management services in relation to the properties. Also, in recent years, the PRC property market recorded rapid growth resulting in increasing rental prices. Therefore, the Board concluded that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Property Leasing Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Property Leasing Agreement shall be increased to RMB1,500 million (equivalent to approximately HK$1,883 million).

As of the date of this announcement, the total rental and property management service charges paid by the Group under the 2011–2013 Property Leasing Agreement has not exceeded the annual cap stated in the announcement of the Company dated 21 December 2010.

Save for the increase in the annual cap for the 2011–2013 Property Leasing Agreement for the year ending 31 December 2013, the terms and conditions of the 2011–2013 Property Leasing Agreement remain unchanged.

Increase of Annual Cap for the 2011–2013 Telecommunications Services Agreement for the year ending 31 December 2013

Pursuant to the 2011–2013 Telecommunications Services Agreement, the Company provides telecommunications services to CMCC and its subsidiaries and also receives telecommunications services from CMCC and its subsidiaries. Telecommunications Services provided under the 2011–2013 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; (iii) telecommunications line maintenance services; and (iv) installation and maintenance services in respect of transmission towers. In addition, subsidiaries of the Company will provide transmission towers and spare parts to subsidiaries of CMCC.

The annual cap for the charges payable by the Group to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement for the year ending 31 December 2013 is RMB3,000 million (equivalent to approximately HK$3,765 million). In order to obtain the network resources to satisfy the demand of operating a full- service business, the Group has strengthened its cooperation with CMCC and its subsidiaries, resulting in the increase in construction work for specific connection to the basic fixed-line network and therefore the amount of construction and assembly charges as well as maintenance fees that the Group shall pay will increase. Accordingly, the Board concluded that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Telecommunications Services Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2013 in respect of the 2011–2013 Telecommunications Services Agreement shall be increased to RMB3,500 million (equivalent to approximately HK$4,393 million).

As of the date of this announcement, the total telecommunications service charges paid by the Group under the 2011– 2013 Telecommunications Services Agreement has not exceeded the annual cap (as adjusted) stated in the announcement of the Company dated 18 August 2011.

Save for the increase in the annual cap for the 2011–2013 Telecommunications Services Agreement for the year ending 31 December 2013, the terms and conditions of the 2011–2013 Telecommunications Services Agreement remain unchanged.

Increase of Annual Cap for the Network Assets Leasing Agreement for the year ending 31 December 2013

Based on the Network Assets Leasing Agreement, the Company and its operating subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The annual cap for the assets leasing fees payable by the Group to CMCC and its subsidiaries for the year ending 31 December 2013 under the Network Assets Leasing Agreement is RMB8,000 million (equivalent to approximately HK$10,040 million). In order to satisfy the Company’s business demand, the Company has increased the extent and scope of network operating assets leased from CMCC and its subsidiaries, resulting in a substantial increase in the Assets Leasing Fees payable by the Group. Accordingly, the Board concluded that the annual cap for the year ending 31 December 2013 in respect of the Network Assets Leasing Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2013 in respect of the Network Assets Leasing Agreement shall be increased to RMB13,000 million (equivalent to approximately HK$16,315 million).

As of the date of this announcement, the Assets Leasing Fees paid by the Group under the Network Assets Leasing Agreement has not exceeded the annual cap stated in the announcement of the Company dated 12 December 2012.

Save for the increase in the annual cap for the Network Assets Leasing Agreement for the year ending 31 December 2013, the terms and conditions of the Network Assets Leasing Agreement remain unchanged.

Renewal of Continuing Connected Transactions

As the above-mentioned 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement, the Tripartite Agreement and the Network Assets Leasing Agreement will expire on 31 December 2013 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 15 August 2013:

(i)	the Company and CMCC entered into the 2014–2016 Property Leasing Agreement for a term of three years commencing on 1 January 2014, to govern the continuing connected transactions between the parties relating to properties leasing and provision of property management services previously governed by the 2011–2013 Property Leasing Agreement;

(ii)	the Company and CMCC entered into the 2014-2016 Telecommunications Services Agreement for a term of three years commencing on 1 January 2014, to govern the continuing connected transactions between the parties relating to the provision of telecommunications services previously governed by the 2011–2013 Telecommunications Services Agreement;

(iii)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2014;

(iv)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014;

(v)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2014; and

(vi)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014.

Each of the transactions contemplated under the 2014-2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

The 2014–2016 Property Leasing Agreement

The Company entered into the 2014–2016 Property Leasing Agreement with CMCC on 15 August 2013 for a term of three years commencing on 1 January 2014, pursuant to which the Company rents from CMCC various properties for use as business premises and offices, retail outlets and machinery rooms of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement. In addition, if the Company so requests, CMCC and its subsidiaries will also provide property management services in relation to the properties owned by the Group.

The properties to be rented under the 2014–2016 Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The rental charges payable by the Company in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates, whilst the rental charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Company or its subsidiaries are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable. The Company has the right to adjust the number of leased properties under the 2014–2016 Property Leasing Agreement to suit its business needs.

The property management service charges payable by the Company under the 2014–2016 Property Leasing Agreement are determined with reference to market rates. The Company is entitled to withhold a certain amount of the service charges payable if the quality of the property management services provided by CMCC or its subsidiaries fails to meet the required standards as specified in the 2014–2016 Property Leasing Agreement.

The annual caps for the rental and property management service charges payable by the Company to CMCC and its subsidiaries for the two years ended 31 December 2011 and 31 December 2012 are RMB1,000 million (equivalent to approximately HK$1,255 million) and RMB1,000 million (equivalent to approximately HK$1,255 million), respectively, and the adjusted annual cap for the rental and property management service charges payable by the Company to CMCC and its subsidiaries for the year ending 31 December 2013 is RMB1,500 million (equivalent to approximately HK$1,883 million). For the two years ended 31 December 2011 and 31 December 2012, the aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries were RMB776 million (equivalent to approximately HK$974 million) and RMB785 million (equivalent to approximately HK$985 million), respectively. Based on the Group’s unaudited management accounts, the aggregate rental and property management service charges paid and payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2013 amounted to approximately RMB347 million (equivalent to approximately HK$435 million).

As mentioned above, in accordance with the Company’s development strategies, the Group has since 2011 established certain subsidiaries, branches and entities with specific purposes and these entities need to rent from CMCC and its subsidiaries various properties for use as retail outlets and business premises and need CMCC and its subsidiaries to provide property management services in relation to the properties. Also, in recent years, the PRC property market recorded rapid growth resulting in increasing rental prices. Therefore, the aggregate annual rental and property management charges payable by the Group for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are expected not to exceed RMB2,000 million (equivalent to approximately HK$2,510 million), RMB2,200 million (equivalent to approximately HK$2,761 million) and RMB2,400 million (equivalent to approximately HK$3,012 million), respectively. Accordingly, such amounts have been set as the annual caps for the transactions under the 2014–2016 Property leasing Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016.

The 2014–2016 Telecommunications Services Agreement

The Company entered into the 2014–2016 Telecommunications Services Agreement with CMCC on 15 August 2013 with a term of three years commencing on 1 January 2014, pursuant to which subsidiaries of the Company provide telecommunications services to CMCC and its subsidiaries (the “Telecommunications Services”) and also receive telecommunications services from CMCC and its subsidiaries.

Telecommunications Services provided under the 2014–2016 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; (iii) telecommunications line maintenance services; and (iv) installation and maintenance services in respect of transmission towers. In addition, subsidiaries of the Company will provide transmission towers and spare parts to subsidiaries of CMCC.

The charges payable for the services provided under the 2014–2016 Telecommunications Services Agreement, the price of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The annual caps (as adjusted) for the charges payable by the Group to CMCC and its subsidiaries under the 2011– 2013 Telecommunications Services Agreement for the two years ended 31 December 2011 and 31 December 2012 and for the year ending 31 December 2013 are RMB2,000 million (equivalent to approximately HK$2,510 million), RMB2,500 million (equivalent to approximately HK$3,138 million) and RMB3,500 million (equivalent to approximately HK$4,393 million), respectively. For the two years ended 31 December 2011 and 31 December 2012, the aggregate amounts paid by the Group to CMCC and its subsidiaries for Telecommunications Services were RMB1,138 million (equivalent to approximately HK$1,428 million) and RMB1,580 million (equivalent to approximately HK$1,983 million), respectively. Based on the Group’s unaudited management accounts, the aggregate amounts paid and payable by the Group to CMCC and its subsidiaries for Telecommunications Services for the six months ended 30 June 2013 amounted to approximately RMB1,054 million (equivalent to approximately HK$1,323 million).

The annual cap for the charges receivable by the Group from CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement for each of the two years ended 31 December 2011 and 31 December 2012 and the year ending 31 December 2013 is RMB2,400 million (equivalent to approximately HK$3,012 million). For the two years ended 31 December 2011 and 31 December 2012, the charges paid by CMCC and its subsidiaries to the Group under the 2011–2013 Telecommunications Services Agreement were RMB1,709 million (equivalent to approximately HK$2,145 million) and RMB2,113 million (equivalent to approximately HK$2,652 million), respectively. Based on the Group’s unaudited management accounts, the amount paid and payable by CMCC and its subsidiaries to the Group for Telecommunications Services for the six months ended 30 June 2013 amounted to approximately RMB770 million (equivalent to approximately HK$966 million).

As mentioned above, in order to obtain the network resources to satisfy the demand of operating a full-service business, the Group has strengthened its cooperation with CMCC and its subsidiaries, resulting in the increase in construction work for specific connection to the basic fixed-line network and therefore the amount of construction and assembly charges as well as maintenance fees that the Group shall pay will increase. Accordingly, the aggregate annual amounts payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are expected not to exceed RMB5,000 million (equivalent to approximately HK$6,275 million), RMB6,000 million (equivalent to approximately HK$7,530 million) and RMB7,000 million (equivalent to approximately HK$8,785 million), respectively. Accordingly, such amounts have been set as the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016.

The Group’s business of provision of projects construction and design services to CMCC and its subsidiaries has remained relatively stable. The aggregate amounts payable by CMCC and its subsidiaries to the Group under the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are expected not to exceed RMB2,300 million (equivalent to approximately HK$2,887 million), RMB2,200 million (equivalent to approximately HK$2,761 million) and RMB2,200 million (equivalent to approximately HK$2,761 million), respectively. Accordingly, such amounts have been set as the annual caps for the charges receivable by the Group from CMCC and its subsidiaries under the 2014-2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016.

Renewal of the Telecommunications Services Cooperation Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its operating subsidiaries on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of basic telecommunications services and value-added telecommunication services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed-line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective operating subsidiaries. The initial term of the Telecommunications Services Cooperation Agreement expired on 31 December 2010. The Telecommunications Services Cooperation Agreement provides that upon expiry of its term, the agreement may be renewed for further terms of one year automatically if the parties so wish. The Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement on 21 December 2010, 6 December 2011 and 12 December 2012 for a term of one year commencing on 1 January 2011, 1 January 2012 and 1 January 2013, respectively. In view of the expiry of the Telecommunications Services Cooperation Agreement on 31 December 2013, the parties have again agreed to renew the Telecommunications Services Cooperation Agreement on 15 August 2013 for a term of one year commencing on 1 January 2014.

Agency Services

Pursuant to the Telecommunications Services Cooperation Agreement, each party shall provide subscriber development services to the other party, including but not limited to installation and maintenance services, sales services, tariff collection services, business enquiries and other customer services to subscribers of the other party by utilising its existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units (collectively, the “Agency Services”).

The service fees payable by the Company and CMCC shall be determined with reference to market prices after taking into consideration the actual volume of Agency Services provided by the other party and performance indicators such as total sales being recognised and additional number of subscribers acquired as a result of the provision of Agency Services by the other party.

Business Cooperation

In addition, pursuant to the Telecommunications Services Cooperation Agreement, the Company and CMCC and their respective operating subsidiaries shall cooperate in the provision of basic telecommunications services (such as fixed- line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) (the “Basic Telecommunications Services”) and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services (the “Value-Added Telecommunications Services”), to subscribers of the other party by integrating and bundling its Basic Telecommunications Services and Value-Added Telecommunications Services with the services of the other party and providing necessary number and licence resources support to the other party, so as to enable the other party to offer a complete telecommunications solution to its subscribers.

The charges under the Telecommunications Services Cooperation Agreement are payable on a monthly basis in cash. The charges payable by the Company and CMCC are determined with reference to the following pricing principles after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided by them and the resources and investment contributed by them:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The annual caps for the charges payable by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the two years ended 31 December 2011, 31 December 2012 and the year ending 31 December 2013 are RMB1,700 million (equivalent to approximately HK$2,134 million), RMB2,500 million (equivalent to approximately HK$3,138 million) and RMB4,000 million (equivalent to approximately HK$5,020 million), respectively. For the two years ended 31 December 2011 and 31 December 2012, the charges paid by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement were RMB1,154 million (equivalent to approximately HK$1,448 million) and RMB1,936 million (equivalent to approximately HK$2,430 million), respectively. Based on the Group’s unaudited management accounts, the fees payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the six months ended 30 June 2013 amounted to approximately RMB986 million (equivalent to approximately HK$1,237 million).

The charges received by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2011 was RMB177 million (equivalent to approximately HK$222 million) which is below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. For the year ended 31 December 2012 and the year ending 31 December 2013, the annual caps for the charges receivable by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement are RMB900 million (equivalent to approximately HK$1,130 million) and RMB1,000 million (equivalent to approximately HK$1,255 million), respectively. For the year ended 31 December 2012, the charges received by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement amounted to RMB341 million (equivalent to approximately HK$428 million). Based on the Group’s unaudited management accounts, the fees receivable by the Company for the services provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the six months ended 30 June 2013 amounted to approximately RMB225 million (equivalent to approximately HK$282 million).

In order to address the full-service business competitive landscape in the telecommunications market in China, the Group and CMCC and its operating subsidiaries will need to better utilise each other’s telecommunications licence and business brand resources to develop synergies in sales and marketing and further expand market share through promotion of business-bundling an d joint marketing. Accordingly, it is expected that the total amount of charges payable by the Company for services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2014 will increase. At the same time, the Group’s revenue from telecommunications services is primarily derived from dedicated lines business and through the efforts of the Company in recent years, the revenue from dedicated lines business has maintained a stable growth momentum. Therefore, it is expected that the total charges payable by the Company for services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2014 will not exceed RMB5,000 million (equivalent to approximately HK$6,275 million) and the total charges receivable by the Company for services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2014 will not exceed RMB1,200 million (equivalent to approximately RMB1,506 million). Accordingly, such amounts are set as the annual caps for the charges payable and receivable by the Company under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2014.

Renewal of the Network Capacity Leasing Agreement

For the operation of the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As a result of the Company actively developing and promoting the TD-SCDMA business, the Company and CMCC had agreed to renew the Network Capacity Leasing Agreement on 6 November 2009, 21 December 2010, 6 December 2011 and 12 December 2012 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012 and 1 January 2013, respectively. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2013, the parties have again agreed to renew the Network Capacity Leasing Agreement on 15 August 2013 for a further term of one year commencing on 1 January 2014.

Pursuant to the Network Capacity Leasing Agreement, the Company and its operating subsidiaries lease the TD- SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Capacity Leasing Fees”) to CMCC.

The Capacity Leasing Fees are payable on a monthly basis in cash. The Capacity Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Capacity Leasing Fees shall be calculated using the following formula:

Capacity Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period × the average usage of the TD-SCDMA network during the period;

The costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

The average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the operating subsidiaries.

The annual caps for the transactions contemplated under the Network Capacity Leasing Agreement for the two years ended 31 December 2011 and 31 December 2012 and for the year ending 31 December 2013 are RMB3,000 million (equivalent to approximately HK$3,765 million), RMB3,500 million (equivalent to approximately HK$4,393 million) and RMB6,000 million (equivalent to approximately HK$7,530 million), respectively. For the two years ended 31 December 2011 and 31 December 2012, the Capacity Leasing Fees paid by the Company to CMCC was RMB1,092 million (equivalent to approximately HK$1,370 million) and RMB2,477 million (equivalent to approximately HK$3,109 million), respectively. Based on the Group’s unaudited management accounts, the Capacity Leasing Fees payable by the Company to CMCC for the six months ended 30 June 2013 amounted to RMB1,784 million (equivalent to approximately HK$2,239 million).

Due to the rapid growth of TD-SCDMA terminals and number of subscribers of the TD-SCDMA business, it is expected that the usage of the TD-SCDMA network will continue to maintain a robust growth momentum. Accordingly, it is expected that the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement will increase. Based on the formula for calculating the Capacity Leasing Fees, any increase in the average usage of the TD-SCDMA network will in turn result in an increase in the Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2014 is expected not to exceed RMB8,500 million (equivalent to approximately HK$10,668 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2014.

Renewal of the Tripartite Agreement

The Company entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. Such interconnection settlement agreements regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. The Tripartite Agreement expired on 31 December 2009, and pursuant to the terms thereof unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement shall automatically be renewed for further terms of one year. The Company, CMCC and TieTong agreed to renew the Tripartite Agreement on 6 November 2009, 21 December 2010, 6 December 2011 and 12 December 2012 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012 and 1 January 2013, respectively. In view of the expiry of the Tripartite Agreement on 31 December 2013, the parties have again agreed to renew the Tripartite Agreement on 15 August 2013 for a further term of one year commencing on 1 January 2014.

Settlement payments are made on a monthly basis in cash. Details of the interconnection settlement arrangements between the Company and TieTong under the Tripartite Agreement are set out below:

(i)	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

(ii)	For IP phone inter-network calls, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(iii)	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

(iv)	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(v)	In respect of IDD call service, 197 long distance call service and 197300 debit card call service, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute.

The settlement charges received by the Company from TieTong under the Tripartite Agreement for the two years ended 31 December 2011 and 31 December 2012 were RMB279 million (equivalent to approximately HK$350 million) and RMB253 million (equivalent to approximately HK$318 million), respectively. The settlement charges are below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the six months ended 30 June 2013 was RMB116 million (equivalent to approximately HK$146 million) and it is expected that the settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the year ending 31 December 2013 will be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. Based on the historical level of the settlement payments made by TieTong to the Company, the aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2014 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the settlement charges payable by the Company to TieTong under the Tripartite Agreement for the two years ended 31 December 2011 and 31 December 2012 and for the year ending 31 December 2013 are RMB500 million (equivalent to approximately HK$628 million), RMB700 million (equivalent to approximately HK$879 million) and RMB700 million (equivalent to approximately HK$879 million), respectively. For the two years ended 31 December 2011 and 31 December 2012, the settlement charges paid by the Company to TieTong under the Tripartite Agreement were RMB446 million (equivalent to approximately HK$560 million) and RMB472 million (equivalent to approximately HK$592 million), respectively. Based on the Group’s unaudited management accounts, the aggregate settlement charges payable by the Company under the Tripartite Agreement for the six months ended 30 June 2013 were RMB248 million (equivalent to approximately HK$311 million).

As the Company’s business continue to grow and the overall subscriber numbers and business volume grow in a steady pace, it is expected that the amount of interconnection settlement from the Company to TieTong will increase moderately. The settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2014 are expected not to exceed RMB800 million (equivalent to approximately HK$1,004 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Tripartite Agreement (as renewed) for the year ending 31 December 2014.

Renewal of the Network Assets Leasing Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 6 December 2011 and 12 December 2012 for a term of one year commencing on 1 January 2012 and 1 January 2013, respectively. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2013, the parties have agreed to renew the Network Assets Leasing Agreement on 15 August 2013 for a term of one year commencing on 1 January 2014.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2011 and 31 December 2012 amounted to RMB47 million (equivalent to approximately HK$59 million) and RMB109 million (equivalent to approximately HK$137 million), respectively, which is below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the six months ended 30 June 2013 amounted to RMB48 million (equivalent to approximately HK$60 million), and the amount of Assets Leasing Fees receivable from CMCC and its subsidiaries for the year ending 31 December 2013 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2014 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as adjusted) for the two years ended 31 December 2011 and 31 December 2012 and the year ending 31 December 2013 are RMB1,200 million (equivalent to approximately HK$1,506 million), RMB3,500 million (equivalent to approximately HK$4,393 million) and RMB13,000 million (equivalent to approximately HK$16,315 million), respectively. For the two years ended 31 December 2011 and 31 December 2012, the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement were RMB328 million (equivalent to approximately HK$412 million) and RMB2,950 million (equivalent to approximately HK$3,702 million), respectively. Based on the Group’s unaudited management accounts, the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2013 amounted to RMB4,672 million (equivalent to approximately HK$5,863 million).

In order to satisfy the Company’s business demand, the Company has increased the extent and scope of network operating assets leased from CMCC and its subsidiaries and therefore the scale of the network assets leased by the Company from CMCC from its subsidiaries will increase, resulting in a substantial increase in the Assets Leasing Fees payable by the Group. The Assets Leasing Fees payable by the Group under the Network Assets Leasing Agreement (as renewed) for the lease of Network Assets for the year ending 31 December 2014 are expected not to exceed RMB14,600 million (equivalent to approximately HK$18,323 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2014.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the 2014–2016 Property Leasing Agreement, the 2014– 2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps (as adjusted) for the amounts payable by the Company under the 2011–2013 Property Leasing Agreement, the 2011– 2013 Telecommunications Services Agreement and the Network Assets Leasing Agreement, and in respect of the annual caps for the amounts payable or receivable by the Company under each of the 2014–2016 Telecommunications Services Agreement and the Telecommunications Services Cooperation Agreement (as renewed) and in respect of the annual caps for the amounts payable by the Company under each of the 2014–2016 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcements requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other prior transactions with CMCC or TieTong (as the case may be) and their respective associates which required aggregation with the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the 2014–2016 Property Leasing Agreement, the 2014– 2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) under Rule 14A.25 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors abstained from voting on the board resolution approving the increase in annual caps for the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement and the Network Assets Leasing Agreement and on the board resolution approving the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed).

The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) of the Company are of the view that the revised annual caps for the 2011–2013 Property Leasing Agreement, the 2011–2013 Telecommunications Services Agreement and the Network Assets Leasing Agreement for the year ending 31 December 2013 are fair and reasonable and are in the interests of the shareholders of the Company as a whole. The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) of the Company are of the view that the 2014–2016 Property Leasing Agreement, the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) were entered into after arm’s length negotiation between the Company, CMCC and TieTong (as the case may be), reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole. The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) are also of the view that the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.08% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

TieTong is a fixed-line telecommunications operator in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.7968= HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2011–2013 Property Leasing Agreement”	the 2011–2013 property leasing and management services agreement dated 21 December 2010 and entered into between the Company and CMCC

“2011–2013 Telecommunications Services Agreement”	the 2011–2013 telecommunications services agreement dated 21 December 2010 and entered into between the Company and CMCC

“2014–2016 Property Leasing Agreement”	the 2014–2016 property leasing and management services agreement dated 15 August 2013 and entered into between the Company and CMCC

“2014-2016 Telecommunications Services Agreement”	the 2014–2016 telecommunications services agreement dated 15 August 2013 and entered into between the Company and CMCC

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time

“Network Capacity Leasing Agreement”	the TD-SCDMA network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“TieTong”	China TieTong Telecommunications Corporation, a company incorporated in the PRC and a wholly-owned subsidiary of CMCC

“Tripartite Agreement”	the tripartite agreement dated 13 November 2008 and entered into between the Company, CMCC and TieTong, as renewed from time to time

“%”	per cent.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 15 August 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2013 INTERIM DIVIDEND

Reference is made to the 2013 interim results announcement of China Mobile Limited (the “Company”) published on 15 August 2013. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2013 of HK$1.696 per share (before withholding and payment of PRC enterprise income tax) (the “2013 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 9 September 2013 to Wednesday, 11 September 2013 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2013 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 6 September 2013. The 2013 Interim Dividend will be paid on or about Monday, 30 September 2013 to those shareholders on the register of members on Wednesday, 11 September 2013 (the “Record Date”). This announcement constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2013 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2013 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2013 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 6 September 2013.

C-1

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 15 August 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

C-2